Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7660	dfertig@stblaw.com

VIA EDGAR	August 28, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Megan Akst, Senior Staff Accountant

Melissa Kindelan, Senior Staff Accountant

Re:                             GDS Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 17, 2020
File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 31, 2020 (the “2020 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on April 17, 2020 (the “2019 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the 2020 Comment Letter. The Staff’s comments are retyped below for ease of reference.

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DANIEL FERTIG   ADAM C. FURBER   YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI   IAN C. HO   JONATHAN HWANG    ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN    JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG   RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING     HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1.                                      Your adjusted NOI non-GAAP measure includes adjustments for certain expenses such as selling and marketing expenses, general and administrative expenses and research and development expenses. Tell us how you considered the guidance in Question 100.01 of the non-GAAP CD&Is when adjusting for what appears to be normal cash operating expenses. Further, tell us what this measure is intended to convey and how it is useful information to investors. To the extent you are attempting to show a non-GAAP gross profit measure, please reconcile to the appropriate GAAP measure of gross profit. In this regard, we acknowledge you revised this reconciliation in response to our prior comment 1 in our letter dated July 31, 2018; however, based on your current form of reconciliation, it appears that you are intending to reflect a non-GAAP gross profit measure and therefore, should reconcile and label the measure accordingly. Please revise or explain.

The Company respectfully submits that the presentation of non-GAAP adjusted NOI is an important and common metric in its industry that is the most appropriate non-GAAP metric by which to measure its business for a number of reasons: The Company uses this metric internally for purposes of measuring the performance of its business.  Similar metrics that are reconciled to net income are widely used by the Company’s peers in the data center services industry.  Moreover, due to the importance and utility of this metric to management and the industry at large, adjusted NOI is a metric that investors, research analysts and other industry participants expect from publicly listed data center service companies. Finally, as detailed below, the Company believes that its presentation of this metric has taken into account and complied with the pertinent guidance in the non-GAAP CD&Is, as well as Rule 100(b) of Regulation G.

The Company is a developer and operator of data centers. The development of data centers involves significant up-front capital expenditure. The largest cost of revenue for the Company is depreciation and amortization of its data center assets. Depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually take several years for new data centers to reach high levels of utilization and profitability. As the Company has a large development program, it incurs significant depreciation and amortization costs for data center assets which are still at an early stage. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

Adjusted NOI, on the other hand, is a calculation used to measure the profitability of data centers and other similar infrastructure investments. Adjusted NOI is disclosed by the Company in its Form 20-F and is derived from  net income or net loss (computed in accordance with U.S. GAAP), excluding: net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain), government grants and others. Adjusted NOI is used to measure return on investment. Accordingly, the Company submits that, compared to gross profit, adjusted NOI, which is a widely used metric in the data center and infrastructure sectors, is more appropriate in serving as a true and meaningful indicator of the scale and performance of the Group’s operations.

Non-GAAP adjusted NOI and comparable metrics are commonly used as a measure of the financial performance of peer companies in the Company’s industry. Domestic U.S. companies in its industry present non-GAAP adjusted NOI or comparable metrics in their filings with the Commission. For instance, QTS Data Centers (NYSE: QTS, “QTS”) and CyrusOne, Inc. (NASDAQ: CONE, “CONE”) use a non-GAAP adjusted NOI metric, reconciled to net income/(loss). In its reconciliation, QTS excludes general and administrative expenses; CONE excludes both sales and marketing expenses and general and administrative expenses. Similarly, Equinix, Inc. (NASDAQ: EQIX, “EQIX”) presents non-GAAP adjusted EBITDA.

The Company submits that reconciliation of metrics such as non-GAAP adjusted NOI as well as the similar metrics disclosed by the Company’s peers in their filings are widely used in the industry and are expected by investors in order to enable them to better understand data center service companies’ financial performance.

The primary purpose of non-GAAP adjusted NOI is to present investors with a metric that excludes non-cash and non-recurring items, primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses. The items from operating expenses — including selling and marketing expenses, general and administrative expenses and research and development expenses — that are taken into account are necessary to provide a complete reconciliation along with the non-cash items that are below the expense line, and therefore reconciled to net income.  The Company respectfully submits that the primary items excluded are the non-cash items noted above, and for this reason, the non-GAAP adjusted NOI as presented is consistent with the guidance the guidance in Question 100.01 of the non-GAAP CD&Is, as well as Rule 100(b) of Regulation G, and is not misleading. The Company believes that exclusion of the abovementioned expenses in calculating non-GAAP adjusted NOI provides investors with a useful measure of the Company’s core operating performance.

Accordingly, for the above reasons, the Company respectfully submits and proposes that it continue to provide its non-GAAP adjusted NOI presentation reconciled to net income/(loss), and that such an approach is in accord with Question 100.01 of the non-GAAP CD&Is, Rule 100(b) of Regulation G and established industry practice.

D. Risk Factors, page 6

2.                                      We note your risk factor discussion on the limitations on the ability of the PCAOB to conduct investigations of your auditor. In future filings, please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

The Company respectfully acknowledges the Staff’s comment and undertakes to disclose the additional risk factor described in the Staff’s comment in the Company’s future filings.

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If you have any question regarding the responses contained in this letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

cc:                                William Wei Huang, Chief Executive Officer

Daniel Newman, Chief Financial Officer

Andy Wenfeng Li, General Counsel and Company Secretary

GDS Holdings Limited

Kevin Huang

Vivien Yang

KPMG Huazhen LLP